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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 28, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        The information contained in this report is incorporated by reference into registration statement No. 333-111779 and registration statement No. 333-112948.

ITEM 1.    FINANCIAL STATEMENTS

        Millicom International Cellular S.A. and subsidiaries ("MIC" or the "Group") unaudited interim condensed consolidated financial statements as of March 31, 2004.

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed Consolidated Balance Sheets
As of March 31, 2004 and December 31, 2003

	Notes	March 31, 2004 (Unaudited)	December 31, 2003
		(US$'000)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net of accumulated amortization of $24,197 and $22,374	3	43,924	49,578
Licenses, net of accumulated amortization of $72,081 and $65,401		31,544	30,889
Other intangibles, net of accumulated amortization of $3,804 and $3,732		5,417	5,148
Property, plant and equipment, net of accumulated depreciation of $591,046 and $545,864		522,042	487,746
Financial assets
Investment in Tele2 AB shares	4	412,934	479,040
Investment in other securities		25,424	25,397
Investment in associates		1,458	1,340
Pledged deposits		24,639	31,530
Deferred taxation		5,146	5,226

TOTAL NON-CURRENT ASSETS		1,072,528	1,115,894

CURRENT ASSETS
Investment in other securities		15,291	15,291
Inventories		12,474	10,941
Trade receivables, less allowance for receivable impairment of $40,180 and $36,199		135,690	113,750
Amounts due from Joint Ventures		10,400	13,137
Amounts due from other related parties		3,075	2,905
Prepayments and accrued income		27,366	19,739
Other current assets		59,476	49,583
Time deposits		98,462	32,880
Cash and cash equivalents		96,889	148,829

TOTAL CURRENT ASSETS		459,123	407,055

TOTAL ASSETS		1,531,651	1,522,949

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed Consolidated Balance Sheets
As of March 31, 2004 and December 31, 2003

	Notes	March 31, 2004 (Unaudited)	December 31, 2003
		(US$'000)
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY	5
Share capital and premium		268,044	239,876
Treasury stock		(8,833)	(8,833)
2% PIK Notes—equity component		9,485	16,006
Legal reserve		4,256	4,256
Retained losses brought forward		(267,287)	(446,110)
Profit for the period/year		14,730	178,823
Currency translation reserve		(70,221)	(69,198)

TOTAL SHAREHOLDERS' EQUITY		(49,826)	(85,180)

Minority interest		30,456	26,571

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	6	536,244	536,036
2% PIK Notes—Debt component	6	31,001	50,923
5% Mandatory Exchangeable Notes—Debt component	6	314,881	327,635
Embedded derivative on the 5% Mandatory Exchangeable Notes	6	51,757	103,457
Other debt and financing	6	112,297	126,150
Deferred taxation		36,460	33,944

Total non-current liabilities		1,082,640	1,178,145

Current Liabilities
Other debt and financing	6	123,743	132,664
Trade payables		147,129	112,764
Amounts due to other related parties		2,124	608
Accrued interest and other expenses		56,620	44,673
Other current liabilities		138,765	112,704

Total current liabilities		468,381	403,413

TOTAL LIABILITIES		1,551,021	1,581,558

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		1,531,651	1,522,949

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed Consolidated Statements of Profit and Loss
For the Three months ended March 31, 2004 and March 31, 2003

	Notes	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
		(US$'000)
Revenues	7	213,859	144,719
Cost of sales		(84,150)	(57,825)

Gross profit		129,709	86,894
Sales and marketing		(28,790)	(17,956)
General and administrative expenses		(29,330)	(26,684)
Gain from sale of subsidiaries and joint ventures, net		30	1,818
Other operating expenses		(9,522)	(7,570)

Operating profit		62,097	36,502
Valuation movement on investment in securities	4	(66,106)	37,600
Fair value result on financial instruments	6	51,700	—
Profit from associates		134	45
Interest expense		(27,349)	(38,902)
Interest income		1,574	1,129
Exchange gain, net		14,424	3,754

Profit before taxes and minority interest		36,474	40,128
Charge for taxes	8	(16,702)	(10,198)

Profit before minority interest		19,772	29,930
Minority interest		(5,042)	(3,704)

Net profit for the period	7	14,730	26,226

Basic earnings per common share (US$)	11	0.22	0.40

Diluted earnings per common share (US$)	11	0.20	0.40

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed Consolidated Statements of Cash Flows
For the Three months ended March 31, 2004 and March 31, 2003

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
	(US$'000)
Net cash provided by operating activities	75,405	61,984
Cash flows from investing activities
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	—	7,452
Proceeds from the disposal of investments in securities	—	1,064
Purchase of licenses and other intangible assets	(3,453)	(1,030)
Purchase of property, plant and equipment	(39,003)	(22,635)
Decrease/(Increase) in amounts due from joint ventures	3,040	(1,496)
Decrease/(increase) in pledged deposits	7,940	9,362
Decrease/(increase) in time deposits	(65,567)	(30,948)
Cash from other investing activities	—	97

Net cash used by investing activities	(97,043)	(38,134)

Cash flows from financing activities
Proceeds from the issuance of debt and other financing	13,226	69,324
Repayment of debt and other financing	(39,720)	(83,235)
Payment of dividends to minority interests	(4,200)	—
Payments to shareholders	—	(3,005)
Cash provided by other financing activities	334	—

Net cash used by financing activities	(30,360)	(16,916)

Effect of exchange rate changes on cash balance	58	173

Net increase (decrease) in cash and cash equivalents	(51,940)	7,107
Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	96,889	77,558

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities	(66,106)	37,600
Financing activities:
Issuance of capital	27,834	—

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed Consolidated Statements of Changes in Shareholders' Equity
For the Three months ended March 31, 2004 and 2003

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
	(US$'000)
Shareholders' equity at January 1	(85,180)	(295,259)
Profit/Loss for the period	14,730	26,226
Shares issued via the exercise of stock options	333	—
Conversion of 2% PIK Notes	21,314	—
Movement in currency translation reserve	(1,023)	(3,745)

Shareholders' equity at March 31	(49,826)	(272,778)

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Notes to the Interim Condensed Consolidated Financial Statements
As of March 31, 2004

1.     ORGANIZATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "MIC") is a global operator of cellular telephone services in the world's emerging markets. As of March 31, 2004, MIC had interests in 16 cellular operations in 15 countries focusing on emerging markets in Asia, Latin America and Africa. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg and Stockholm stock exchanges. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

        MIC's cellular interests ("MIC Cellular") operate through strategic entities operating in major geographic regions of the world. MIC's cellular interests in South East Asia include operations in Cambodia, Lao and Vietnam; in South Asia they include operations in Pakistan and Sri Lanka; in Central America they include operations in El Salvador, Guatemala and Honduras; in South America they include operations in Bolivia and Paraguay and in Africa they include operations in Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly-owned subsidiary of MIC, MIC-USA Inc ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

2.     SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

        The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) No.34, Interim Financial Reporting as published by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the interim financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. All adjustments made were normal recurring accruals. MIC's operations are not affected by significant seasonal or cyclical patterns. The financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2003.

        The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The interim consdensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2003.

3.     ACQUISITION OF TANZANIA

        In February 2004, MIC acquired an additional 25.02% in the capital of its operation in Tanzania, Millicom Tanzania, for a total consideration of $1,052,000. This acquisition resulted in a negative goodwill of $3,832,000, which will be amortized over the remaining life of the license held by MIC Tanzania. MIC's total interest in the operation amounts to 84%. MIC Tanzania is fully consolidated since February 2004.

        The following unaudited pro forma condensed combined financial information represent the consolidated figures of MIC including MIC Tanzania as if MIC Tanzania was consolidated for these periods and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of MIC Tanzania Ltd had been consummated on January 1, 2003 and 2004 respectively, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon MIC's and MIC Tanzania's historical IFRS financial information. Pro forma net profit (loss) includes pro forma adjustments for interest and amortization and depreciation of assets adjusted to the accounting base recognized for each in the acquisition:

Pro forma under IFRS	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
	(U.S.$'000)
Total revenues	215,215	148,694
Net profit for the period	14,814	26,287
Basic earnings per share	0.22	0.40
Diluted earnings per share	0.20	0.40
Shares used to compute basic earnings per share	65,963	65,136
Shares used to compute diluted earnings per share	79,930	65,136

4.     INVESTMENT IN SECURITIES

        Following a decrease in the market value of the Tele2 AB shares in the three-month period ended March 31, 2004, an amount of $(66,106,000) has been charged to the profit and loss under the caption "Valuation movement on investment in securities".

5.     SHAREHOLDERS' EQUITY

        At December 31, 2003, the total subscribed and fully paid-in share capital and premium amounted to $239,876,270 consisting of 66,319,940 registered common shares at a par value of $1.50 each.

        During the first quarter of 2004, holders of 2% PIK Notes converted an aggregate amount of $25,500,000 of 2% PIK Notes into 9,488,358 shares of MIC common stock.

        As of March 31, 2004, following the above conversion of 2% PIK notes and the exercise of stock options during the first quarter, the total subscribed and fully paid-in share capital and premium amounted to $268,043,600 consisting of 75,897,186 registered common shares with a par value of $1.50 each.

6.     DEBT AND FINANCING

10% Senior Notes

        On November 24, 2003, MIC issued $550 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest has been accrued from November 24, 2003 at an effective interest rate of 10.7%.

        The 10% Senior Notes are general unsecured obligations of MIC and rank equal in right of payment with all future unsecured and unsubordinated obligations of MIC. The 10% Senior Notes are not guaranteed by any of MIC's subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

        As of March 31, 2004, the carrying amount of the 10% Senior Notes is $536,244,000.

2% PIK Notes

        The 2% PIK Notes mature on June 1, 2006. The 2% PIK Notes bear interest at a rate of 2%, payable at the option of MIC, in either additional 2% PIK Notes or in cash, semi-annually in arrears on June 1 and December 1. The difference between the initial carrying amount of the debt component of the 2% PIK Notes and its nominal amount accretes at an effective interest rate of 11%.

        The 2% PIK Notes are convertible at any time, at the option of the holder, into MIC common stock at a conversion price of $2.69 (price after stock split) per share of common stock. At the maturity of the 2% PIK Notes, MIC may, at its option, pay all or a portion of the then outstanding principal amount in cash or in shares of its common stock. MIC may redeem the 2% PIK Notes at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount. The 2% PIK Notes are senior unsecured obligations and rank senior in right of payment to all MIC's subordinated indebtedness. The 2% PIK Notes are unconditionally and irrevocably guaranteed by Millicom International Operations B.V.

        During the first quarter of 2004, holders of 2% PIK Notes converted an aggregate amount of $25,500,000 of 2% PIK Notes into 9,488,358 shares of MIC common stock. As of March 31, 2004, the debt component of the 2% PIK Notes amounted to $31,001,000. On April 26, 2004 MIC called the entire outstanding amount of 2% PIK Notes Due 2006 in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% PIK Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., MIC's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million, at the August 2003 Exchange Rate), Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are exchangeable into Tele2 AB series B shares.

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of March 31, 2004 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $314,881,000.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects MIC's limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of March 31, 2004, the fair value of the embedded derivative amounted to $51,757,000, with the variation in fair value for the three months ended March 31, 2004 amounting to $51,700,000 recorded under the caption "Fair value result on financial instruments".

Other debt and financing

        The total amount of other debt and financing is repayable as follows:

	As at March 31, 2004 (Unaudited)	As at December 31, 2003
	(U.S.$'000)
Due within:
One year	123,743	132,664
One – two years	43,103	51,622
Two – three years	32,180	35,889
Three – four years	13,802	13,964
Four – five years	1,524	1,601
After five years	21,688	23,074

Total debt, net	236,040	258,814

        In the normal course of business, MIC Group Companies have issued corporate guarantees to secure some of the obligations of some of its operations under bank, lease and supplier's financing agreements for other group companies. The table below describes, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheet under the caption "Other debt and financing".

	Bank and other financing Guarantees (2)	Terms as at March 31, 2004	Maximum exposure	Lease guarantees	Terms as at March 31, 2004	Maximum exposure	Suppliers' Guarantees (3)	Terms as at March 31, 2004	Maximum exposure	Total Outstanding	Total Exposure	Liability
	(US$'000)		(US$'000)	(US$'000)		(US$'000)	(US$'000)		(US$'000)	(US$'000)	(US$'000)	(US$'000)
MIC Latin America
Argentina	60	Due within 1 year	5,100	50	Due within 1 year	850				110	5,950	164
Bolivia	29,599	0-2 years	47,261							29,599	47,261	35,171
Paraguay	125	Due within 1 year	125							125	125	6,986
Peru	0	Due within 1 year	0				600	more than 5 years	600	600	600	600
El Salvador(1)	45,104	more than 5 years	52,604							45,104	52,604	64,798
Guatemala	38	more than 5 years	38							38	38	21,688
MIC Asia
Pakistan	10,364	more than 5 years	19,816				13,840	0-3 years	22,800	24,174	42,616	50,100
Cambodia	2,508	0-2 years	13,923				4,657	0-2 years	4,657	7,165	18,580	7,165
Sri Lanka	7,856	more than 5 years	23,576				1,123	3-4 years	1,151	8,979	24,727	15,418
Vietnam	2,109	more than 5 years	2,109							2,109	2,109	12,891
Lao PDR	826	2-3 years	1,653							826	1,653	5,435

Total guarantees	98,589		166,205	50		850	20,220		29,208	118,829	196,263	220,416

(1)
Operation reconsolidated since September 15, 2003

(2)
The guarantee can recover the outstanding amounts of the underlying loans in the case of non payment from MIC Group company guarantor

(3)
The guarantee can recover the outstanding amounts of the underlying supplier financing in the case of non payment from MIC Group company guarantor

7.     SEGMENTAL REPORTING

        In the first quarter of 2004 MIC changed its segmental reporting to reflect the five operational clusters in the Group. These are South East Asia, South Asia, Central America, South America and Africa.

Revenues

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
	(US$'000)
South East Asia	55,743	41,165
South Asia	30,608	23,099
Asia	86,351	64,264
Central America	68,784	35,221
Of which divested	—	5,926
South America	25,014	23,977
Latin America	93,798	59,198
Africa	31,672	17,992
Other	2,038	3,265
Of which divested	—	90

Total revenues	213,859	144,719

Segmental result

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
	(US$'000)
South East Asia	16,302	14,265
South Asia	5,283	3,988
Asia	21,585	18,253
Central America	17,054	2,597
Of which divested	—	(2,218)
South America	1,186	17,791
Latin America	18,240	20,388
Africa	5,787	1,361
Other	(595)	(101)
Of which divested	—	1
Unallocated items	(25,245)	(9,971)

Profit before minority interest	19,772	29,930

Minority interest	(5,042)	(3,704)

Net profit for the period	14,730	26,226

        Total assets in Africa as at March 31, 2004 were $143,310,000 (December 31, 2003: 119,630,000). The increase was mainly due to the full consolidation of MIC's operations in Tanzania as from February 2004.

8.     TAXES

        Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the three-month periods ended March 31, 2004 and 2003.

9.     JOINT VENTURES

        The following amounts have been proportionally consolidated into the Group accounts representing the Group's share of revenues, cost of sales, net profit from continuing operations and net profit in the Group's ventures:

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
	(US$'000)
Revenues	53,742	48,756
Cost of sales	(13,926)	(12,481)
Net profit from continuing operations	13,785	7,913
Net profit	13,785	7,913

10.   COMMITMENTS AND CONTINGENCIES

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of March 31, 2004, the total value of cases against MIC operations was $37,049,000 of which $12,838,000 had been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Mach

        In November 2002, MIC completed the sale of Multinational Automatic Clearing House S.A. ("MACH"). Following examination of the books and records of MACH subsequent to the purchase, the buyers have claimed a reduction in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim but does not expect there to be a significant impact on the Group's consolidated financial statements.

Letters of support

        In the normal course of business, the Company issues letters of support to various companies and joint ventures within the Group.

Capital Commitments

        As of March 31, 2004, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $109,328,000 from a number of suppliers.

Operational environment

        MIC has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations will not materially negatively impact MIC's financial position or operations.

New licenses

        The Company continues to review options to acquire additional cellular telephone licenses in various countries.

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

11.   EARNINGS PER SHARE

        Earnings per common share are comprised as follows:

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
Net profit attributable to shareholders (US$'000)	14,730	26,226
Weighted average number of shares outstanding during the period (in '000)	65,963	65,136

Basic earnings per share (US$)	0.22	0.40

Net profit attributable to shareholders (US$'000)	14,730	26,226
Interest expense on convertible debt (US$'000)	1,553	—

Net profit used to determine diluted earnings per share (US$'000)	16,283	26,226

Weighted average number of shares outstanding during the period (in '000)	65,963	65,136
Adjustments for
Assumed conversion of convertible debt (in '000) (i)	13,801	—
Share options (in '000) (ii)	166	—

Weighted average number of shares and potential dilutive shares outstanding during the period (in '000)	79,930	65,136

Diluted earnings per share (US$)	0.20	0.40

(i)
The number of shares for the assumed conversion of convertible debt represents the weighted average number of convertible shares in the period that would result if the remaining principal amount of the 2% PIK Notes had been converted into MIC's common shares on January 1, 2004.

(ii)
As of March 31, 2004, the Group had 1,263,348 (March 31, 2003: 1,537,864) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

12.   RECONCILIATION TO U.S. GAAP

        The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). If the interim condensed consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP") the following principal differences would arise:

1.
On March 31, 2004 MIC adopted Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identify all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. Upon adoption of FIN 46 on March 31, 2004 for entities held prior to January 31, 2003, MIC started consolidating its interest in the following VIEs: (i) Cam GSM Company Limited ("Cam GSM"), (ii) Royal Telecam International Limited ("Telecam"), (iii) Millicom Argentina S.A. and (iv) Comunicaciones Celulares S.A. The VIEs under (i) to (iv), collectively, are referred to as the "Joint Ventures interests". Under IFRS, the Joint Ventures interests are proportionally consolidated. In addition, Great Universal Inc. ("GU") and Modern Holdings ("Modern"), which were consolidated under U.S. GAAP before the adoption date of FIN 46 (see Item 13), are variable interest entities, which continue to be consolidated under FIN 46. For IFRS, GU and Modern are not consolidated. The adoption of FIN 46 did not lead to the deconsolidation of any interests previously consolidated under U.S. GAAP.

  The impact on MIC's condensed consolidated balance sheet as at March 31, 2004 of consolidating the above mentioned VIE's is illustrated in the balance sheet reconciliation on the following pages. Information on the Group's share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 9 to the interim condensed consolidated financial statements. The cumulative impact of adopting FIN 46 on MIC's interim condensed income statement for the three-month period ended March 31, 2004 of $3,000 has been recorded as a cumulative change in accounting principle.

  MIC has determined that it holds a significant variable interest in its joint venture in Honduras. MIC has been associated with Telefonica Celular since its formation in 1995. The Telefonica Celular joint venture is accounted for under the equity method for U.S. GAAP and is proportionally consolidated for IFRS. The adjustment for Telefonica Celular is also illustrated in the balance sheet reconciliation on the following pages. The size of Telefonica Celular and MIC's maximum exposure to loss as a result of its involvement with this entity is as follows for the quarter ended and as of March 31, 2004:

Under IFRS (Unaudited)	Revenue	Operating Profit	Total assets	Maximum Exposure to loss
	(US$'000)
Telefonica Celular (Honduras)	27,013	12,217	59,428	14,929

  The adjustment to reflect MIC's investment in joint ventures not consolidated under FIN 46 from proportionaly consolidated under IFRS to the equity method under U.S. GAAP, is also illustrated in the balance sheet reconciliation on the following pages.

2.
Prior to the adoption date of FIN 46 on March 31, 2004 (as it relates to entities created prior to January 31, 2003) MIC's interests in joint ventures were accounted for under the equity method under U.S. GAAP. Summarized below are the adjustments to the profit and loss account that would have been recorded under U.S. GAAP for additional losses recorded by MIC above those recorded for IFRS due to MIC's commitment to provide further financial support to the joint ventures. These additional losses are reversed to the extent of net income subsequently reported by the joint ventures.

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
	(US$'000)
Additional losses in excess of investment value and subsequent reversal	21	(38)
3.
Under IFRS, MIC started reconsolidating its operation in El Salvador ("Telemovil") in September 2003 after the dispute with the minority shareholders was resolved. Under U.S. GAAP, MIC has retroactively adjusted its historical unaudited interim financial statements for the three-month period ended March 31, 2003 prepared under U.S. GAAP to reflect its investment in Telemovil as an equity investment as required under Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. MIC originally carried its investment in Telemovil as a cost investment. The adjustment to the profit and loss account to record MIC's share of Telemovil's equity earnings under U.S. GAAP for the three-month period ended March 31, 2003 is $2,058,000 and the carrying amount of investments in associates under U.S. GAAP as at March 31, 2003 has been increased by $12,585,000. Upon consolidation, under U.S. GAAP, MIC reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investments cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded. Also, under IFRS, a cumulative adjustment for Telemovil of $3,248,000 was recorded directly to equity, upon consolidation. Under U.S. GAAP this adjustment was eliminated prior to consolidation through the application of the equity method to prior years.

4.
The value of cellular properties contributed by the shareholders of certain of the Company's subsidiaries and joint ventures, upon formation of MIC, were not recorded at the contributing shareholders' carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000. Following the implementation of International Accounting Standard No. 38 (IAS 38), Intangible Assets, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS in the three-month period ended March 31, 2004 was $568,000 (March 31, 2003: $568,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders' carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

5.
For the three-month period ended March 31, 2004, the compensation expense recognized under U.S. GAAP for stock based compensation amounts to $119,000 (March 31, 2003: $307,000). No compensation expense is recorded for stock based compensation under IFRS.

6.
On January 1, 2004, MIC adopted Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables. The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The impact of adopting EITF 00-21 compared to the revenue recognized under IFRS, for the three-month period ended March 31, 2004, corresponds to a decrease in revenues of $407,000. This decrease is mainly due to a lower allocation of revenues to handsets that are delivered together with prepaid cards in a single package.

  Additionally, under U.S. GAAP, up-front connection fees and direct incremental costs associated with such fees are deferred and amortized over the estimated customer relationship period. The adjustment to defer revenues under U.S. GAAP on connection fees that do not form part of a multiple deliverables arrangement, net of revenues recognized which were deferred in a prior period, results in a decrease in revenues as of March 31, 2004 of $1,035,000 (March 31, 2003: decrease of $61,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which were deferred in a prior period, results in a decrease in cost of sales as of March 31, 2004 of $511,000 (March 31, 2003: increase of $128,000) resulting in a net decrease of $524,000 to the Company's net profit under IFRS as of March 31, 2004 (March 31, 2003: decrease of $189,000).

  In addition, MIC decreased the profit from equity investees recorded for IFRS by $201,000 as of March 31, 2004 (March 31, 2003: decrease of $165,000) to reflect the application of EITF 00-21 and the deferral of up-front connection fees and related costs to its equity investments.

7.
Under IFRS, as at December 31, 2002, the Company recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, was higher than its carrying value, the impairment recorded under IFRS has been reversed for U.S. GAAP purposes. In 2003, an amount of $56,000 was charged to the profit and loss account under U.S. GAAP as an incremental depreciation charge for these assets. Following the classification of the Peruvian operation as asset held for sale as of December 31, 2003, (see Item 12) MIC recorded an additional impairment charge under U.S. GAAP at year-end 2003. Therefore no incremental depreciation charge was recorded during the first quarter of 2004.

  During 2003, under IFRS, MIC reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes. As of March 31, 2004 the net profit was increased by an amount of $132,000 under U.S. GAAP as a reversal of the incremental depreciation charge for these assets recorded under IFRS.

8.
Under IFRS, the Company records its 10% Senior Notes and the debt component of its 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as of March 31, 2004, is $21,536,000 (December 31, 2003: $22,907,000), comprised of $13,756,000 for the 10% Senior Notes (December 31, 2003: $13,964,000) and $7,780,000 for the 5% Mandatory Exchangeable Notes (December 31, 2003: $8,943,000).

9.
For U.S. GAAP purposes, MIC ceased amortization of existing goodwill on December 31, 2001. As of the three-month period ended March 31, 2004 MIC reversed $1,823,000 (March 31, 2003: $1,638,000) of amortization on goodwill charged under IFRS. In addition, in accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $3,832,000 on the purchase of an additional 25.02% of MIC's operation in Tanzania in February 2004 has been reassigned on a pro rata basis to all acquired assets, except some assets as specified in SFAS 141. For the three-month period ended March 31, 2004 an amount of $212,000 was credited to the profit and loss account under U.S. GAAP as a reversal of the incremental depreciation charge recorded for IFRS.

10.
Under both IFRS and U.S. GAAP, MIC holds shares in Tele2 as available-for-sale ("AFS") securities. Following the change in accounting policy with respect to the fair value adjustments of AFS securities under IFRS in 2003, MIC recorded the fair value adjustments of its investment in Tele2 in the profit and loss account as from January 1, 2003. Under U.S. GAAP these fair value adjustments should be recorded in shareholders' equity within the caption "Revaluation reserve". Accordingly, under U.S. GAAP, MIC reclassified an unrealized loss of $66,106,000 for the three-month period ended March 31, 2004 (March 31, 2003: reclassification of a net unrealized gain of $38,237,000 to shareholders' equity).

11.
For U.S. GAAP purposes, the adjustments to the net profit under IFRS for the three-month period ended March 31, 2004 related to the debt exchange that MIC completed in May 2003 are as follows: (i) an amortization charge of the beneficial conversion feature ("BCF") related to the 2% PIK Notes of $5,178,000, (ii) a decrease in the interest on the 2% PIK Notes of $1,391,000 recorded under IFRS and (iii) an amortization expense of $589,000 of the deferred costs related to the issuance of the 2% PIK Notes. Summarized below are the adjustments to the profit for the three-month period ended March 31, 2004 related to the debt exchange for U.S. GAAP purposes:

Adjustments to profit for the three-month period ended March 31, 2004 (Unaudited)
(U.S.$'000)
Amortization of BCF on the 2% PIK Notes	(5,178)
Adjustment to interest expenses on the 2% PIK Notes	1,391
Amortization of incremental deferred costs	(589)

(4,376)

12.
As at December 31, 2003 and March 31, 2004, MIC classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with SFAS 144, following a decision to sell this operation and the status of the negotiations with potential buyers. In addition, upon adoption of FIN 46, as of March 31, 2004 MIC classified its investment in its Argentinean operation, which had previously been recorded as an equity investment under U.S. GAAP, as an asset held for sale in accordance with Statement of Financial Accounting Standards No 144 (SFAS 144), accounting for the impairment or disposal of long-lived assets SFAS 144. Finally, as of March 31, 2004, Great Universal and Modern Holdings also held two investments classified as held for sale in accordance with SFAS 144. Therefore MIC disclosed all assets and liabilities of these operations separately in the balance sheet reconciliations. For the period ended March 31, 2003, MIC's interests in Celcaribe are reported as a discontinuing operation since this operation has been sold in February 2003.

  Presented below is a reconciliation of profit from discontinued operations:

  Net profit from component qualifying as discontinued operations:

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)	Segment in which reported
	(US$'000)
Colombian operations	—	1,189	Central America
Peruvian operations	(289)	(214)	Other
Argentinean operations	1,945	(109)	Other

Net profit from discontinued operations, excluding Great Universal and Modern Holdings	1,656	866
Discontinued operations held by Great Universal and Modern Holdings	(38)	239	See item 13

Net profit reported from discontinued operations	1,618	1,105

  The table below provides information about revenues, cost of sales, operating expenses, operating profit and net profit (loss) under U.S. GAAP for the three-month period ended March 31, 2004 and 2003 from continuing operations excluding the discontinued operations above:

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
	(US$'000)
Revenues from continuing operations	169,180	97,666
Cost of sales from continuing operations	69,476	41,898
Operating expenses from continuing operations	51,412	33,757
Operating profit from continuing operations	48,291	22,011
Profit/(loss) reported from continuing operations	77,616	(9,368)

13.
Under International Accounting Standard No. 27 (IAS 27), Consolidated Financial Statements and Accounting for Investments in Subsidiaries a subsidiary should be excluded from consolidation if it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent. In addition, Standing Interpretations Committee ("SIC") No. 33 states that potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. Under IFRS, MIC does not consolidate its investment in Great Universal ("GU") and Modern Holdings ("Modern") since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, the warrants, which enable the holders to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holders, to control GU and Modern.

  Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to January 31, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. The restriction on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP. In addition, under U.S. GAAP, potential voting rights are generally not considered in determining whether an entity should be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated.

Reconciliation of Net Profit (loss) for the period:

The above items give rise to the following differences in net profit (loss) recorded under U.S. GAAP:

	Item	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
		(US$'000)
Net profit for the period reported under IFRS		14,730	26,226
Items decreasing (increasing) reported loss or (decreasing) increasing reported profit:
Application of equity method of accounting	2	21	(38)
Application of equity method of accounting for Telemovil El Salvador	3	—	2,058
Adjustments to initial step-up in the value of licenses	4	568	568
Compensation cost for stock options granted to employees	5	(119)	(307)
Adjustments to revenue	6	(1,132)	(354)
Adjustments to impairment of tangible and intangible assets	7	132	(56)
Reversal of goodwill amortization and adjustment for negative goodwill	9	2,035	1,638
Reclassification to shareholders' equity of fair value adjustments on available-for-sale securities	10	66,106	(38,237)
Adjustments related to debt exchange	11	(4,376)	—
Consolidation of Great Universal	1, 13	1,269	—

Profit/(loss) after taxes before cumulative effect of change in accounting principle		79,234	(8,502)

Cumulative effect of change in accounting principle	1	3	—

Net profit/(loss) under U.S. GAAP		79,237	(8,502)

Presented as:
Net profit/(loss) from continuing operations		77,616	(9,368)
Discontinued operations:	12
(Loss)/profit from discontinued operations, net of taxes (a)		1,618	(2,439)
Gain on disposal, net of taxes (a)		—	3,305

(Loss)/profit from discontinued operations		1,618	866
Profit/(loss) after taxes, before cumulative effect of change in accounting principle under U.S. GAAP		79,234	(8,502)
Cumulative effect of change in accounting principle (a)	1	3	—

Net profit/(loss) under U.S.GAAP		79,237	(8,502)

(a)
The tax impact of these items is $nil in 2004 (2003: $nil)

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
Basic profit/(loss) per common share
Profit/(loss) per common share under U.S. GAAP:
—from continuing operations	$1.18	$(0.14)
—from discontinuing operations	$0.02	$0.01
Profit/(loss) per common share after taxes, before cumulative effect of change in accounting principle	$1.20	$(0.13)
Impact of cumulative effect of change in accounting principle	$0.00	—

Basic profit/(loss) per common share under U.S. GAAP	$1.20	$(0.13)

Weighted average number of shares outstanding in the period (in '000)	65,963	65,136

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
Diluted profit/(loss) per common share
Profit/(loss) per common share under U.S. GAAP:
—from continuing operations	$0.97	$(0.14)
—from discontinuing operations	$0.02	$0.01
Profit/(loss) per common share after taxes, before cumulative effect of change in accounting principle	$0.99	$(0.13)
Impact of cumulative effect of change in accounting principle	$0.00	—

Diluted profit/(loss) per common share under U.S. GAAP	$0.99	$(0.13)

Weighted average number of shares outstanding in the period (in '000)	79,930	65,136

(a)
The tax impact of these items is $nil in 2004 (2003: $nil)

Balance Sheet Reconciliation:

        The following significant balance sheet differences arise under U.S. GAAP as of March 31, 2004:

Balance sheet as of March 31, 2004

	Item	Per Balance Sheet Group (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (Items 1 & 2) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 12) (Unaudited)	Under U.S. GAAP Group (Unaudited)
		(US$'000)
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 9	43,924	11,259	46,019	—	101,202
Licenses, net	4	31,544	3,042	(7,077)	(201)	27,308
Oher intangibles net	8, 11	5,417	(2,114)	22,223	(45)	25,481
Property, plant and equipment, net	7,9	522,042	42,572	(5,018)	(4,462)	555,134
Financial assets
Investment in Tele2 AB shares		412,934	—	—	—	412,934
Investment in other securities		25,424	(2,188)	—	(762)	22,474
Investments in associates	6	1,458	23,093	(21)	—	24,530
Pledged deposits		24,639	—	—	(20)	24,619
Deferred taxation		5,146	1,105	—	(370)	5,881

Total Non-Current Assets		1,072,528	76,769	56,126	(5,860)	1,199,563

Current Assets
Investment in other securities		15,291	—	—	—	15,291
Trade receivable, net		135,690	16,062	—	(712)	151,040
Prepayments, accrued income and other current assets	6	112,791	8,930	3,722	(734)	124,709
Time deposits		98,462	—	—	(600)	97,862
Cash and cash equivalents		96,889	21,342	—	(914)	117,317

Total Current Assets		459,123	46,334	3,722	(2,960)	506,219

Total assets from disposal group classified as held for sale		—	—	—	8,820	8,820

Total Assets		1,531,651	123,103	59,848	—	1,714,602

	Item	Per Balance Sheet Group (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (Items 1 & 2) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 12) (Unaudited)	Under U.S. GAAP Group (Unaudited)
		(US$'000)
Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	5,11	268,044	—	19,409	—	287,453
Treasury stock		(8,833)	—	—	—	(8,833)
2% PIK notes—equity component	11	9,485	—	(9,485)	—	—
Legal reserve		4,256	—	—	—	4,256
Retained losses brought forward		(267,287)	(7,257)	(161,363)	—	(435,907)
Net profit/(loss) for the period, after cumulative effect of change in accounting principle		14,730	1,293	63,214	—	79,237
Currency translation reserve		(70,221)	—	—	—	(70,221)
Deferred compensation costs	5	—	—	(358)	—	(358)
Revaluation reserve	10	—	—	175,057	—	175,057
Excess of contribution over assets acquired	4	—	—	(58,628)	-—	(58,628)

Total Shareholders' Equity		(49,826)	(5,964)	27,846	—	(27,944)

Minority Interest		30,456	50,462	(621)	—	80,297

Liabilities
Non-current liabilities
10% Senior Notes	8	536,244	—	13,756	—	550,000
2% PIK Notes—debt component	11	31,001	—	573	—	31,574
5% Mandatory Exchangeable Notes— debt component	8	314,881	—	7,780	—	322,661
Embedded derivative on the 5% Mandatory Exchangeable Notes		51,757	—	—	—	51,757
Other debt and financing		112,297	23,933	—	(623)	135,607
Deferred taxation and other non current liabilities		36,460	8,455	—	—	44,915

		1,082,640	32,388	22,109	(623)	1,136,514

Current liabilities
Other debt and financing		123,743	29	—	(156)	123,616
Trade payables		147,129	16,639	—	(1,572)	162,196
Other current liabilities	6	197,509	29,549	10,514	(1,753)	235,819

		468,381	46,217	10,514	(3,481)	521,631

Total Liabilities		1,551,021	78,605	32,623	(4,104)	1,658,145

Total liabilities from disposal group classified as held for sale		—	—	—	4,104	4,104

Total Shareholders' Equity and Liabilities		1,531,651	123,103	59,848	—	1,714,602

        The following significant balance sheet differences arise under U.S. GAAP in 2003:

Balance sheet as of December 31, 2003

	Item	Per Balance Sheet Group	Proportional Consolidation Adjustment (Items 1 & 2)	Other Adjustments	Held for sale assets and liabilities (Item 12)	Under U.S. GAAP Group
		(US$'000)
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 9	49,578	—	40,365	—	89,943
Licenses, net	4	30,889	(8,372)	(7,872)	(210)	14,435
Other intangibles, net	8, 11	5,148	(2,176)	24,183	(51)	27,104
Property, plant and equipment, net	7	487,746	(125,995)	(1,579)	(1,848)	358,324
Financial assets
Investment in Tele2 AB shares		479,040	—	—	—	479,040
Investment in other securities		25,397	(24)	—	—	25,373
Investments in associates	6	1,340	96,075	(688)	—	96,727
Pledged deposits		31,530	(1,460)	—	(28)	30,042
Deferred taxation		5,226	(1,698)	—	(370)	3,158

Total Non-Current Assets		1,115,894	(43,650)	54,408	(2,507)	1,124,145

Current Assets
Financial assets
Investment in other securities		15,291	—	—	—	15,291
Accounts receivable, net		129,792	(31,898)	—	(212)	97,682
Prepayments, accrued income and other current assets	6	80,263	(16,429)	2,207	(387)	65,654
Time deposits		32,880	—	—	(598)	32,282
Cash and cash equivalents		148,829	(26,662)	—	(356)	121,811

Total Current Assets		407,055	(74,989)	2,207	(1,553)	332,720

Total assets from disposal group classified as held for sale		—	—	—	4,060	4,060

Total Assets		1,522,949	(118,639)	56,615	—	1,460,925

	Item	Per Balance Sheet Group	Proportional Consolidation Adjustment (Items 1 & 2)	Other Adjustments	Held for sale assets and liabilities (Item 12)	Under U.S. GAAP Group
		(US$'000)
Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	5	239,876	—	22,610	—	262,486
Treasury stock		(8,833)	—	—	—	(8,833)
2% PIK notes—equity component	11	16,006	—	(16,006)	—	—
Legal reserve		4,256	—	—	—	4,256
Retained losses brought forward		(446,110)	(5,931)	71,093	—	(380,948)
Net profit/(loss) for the year, after cumulative effect of change in accounting principle		178,823	(1,052)	(232,731)	—	(54,960)
Currency translation reserve		(69,198)	—	—	—	(69,198)
Deferred compensation costs	5	—	—	(1,344)	—	(1,344)
Revaluation reserve	10	—	—	241,163	—	241,163
Excess of contribution over assets acquired	4	—	—	(58,628)	—	(58,628)

Total Shareholders' Equity		(85,180)	(6,983)	26,157	—	(66,006)

Minority Interest		26,571	—	—	—	26,571

Liabilities
Non-current liabilities
10% Senior Notes	8	536,036	—	13,964	—	550,000
2% PIK Notes—debt component	11	50,923	—	973	—	51,896
5% Mandatory Exchangeable Notes—debt component	8	327,635	—	8,943	—	336,578
Embedded derivative on the 5% Mandatory Exchangeable Notes		103,457	—	—	—	103,457
Other debt and financing		126,150	(29,335)	—	—	96,815
Deferred taxation and other non current liabilities		33,944	(12,089)	—	—	21,855

		1,178,145	(41,424)	23,880	—	1,160,601

Current liabilities
Other debt and financing		132,664	(10,099)	—	(75)	122,490
Trade payables		112,764	(36,150)	—	(195)	76,419
Other current liabilities	6	157,985	(23,983)	6,579	(240)	140,341

		403,413	(70,232)	6,579	(510)	339,250

Total Liabilities		1,581,558	(111,656)	30,459	(510)	1,499,851

Total liabilities from disposal group classified as held for sale		—	—	—	510	510

Total Shareholders' Equity and Liabilities		1,522,949	(118,639)	56,615	—	1,460,925

  Comprehensive Income:

        The Company's statement of comprehensive income under U.S. GAAP for the three-month periods ended March 31, 2004 and 2003 is as follows:

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
	(US$'000)
Net profit/(loss) under U.S. GAAP	79,237	(8,502)

Other comprehensive income (loss):
Holding (loss) gain excluding effect of sale of marketable securities sold during the year, net of tax (a)	(66,106)	38,237
Holding loss for securities sold during the year, net of tax (a)	—	(637)
Reclassification adjustment for net loss realized on sale of marketable securities, net of tax (a)	—	637
Currency translation reserve	(1,023)	(3,745)

Other comprehensive (loss) income	(67,129)	34,492

Comprehensive income under U.S. GAAP	12,108	25,990

(a)
The tax impact on these items is $nil (March 31, 2003: $nil)

  Additional Stock Option Disclosure:

        As described above, under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company's net income and loss per share would have been adjusted to the following pro forma amounts.

	March 31, 2004 (Unaudited)	March 31, 2003 (Unaudited)
	(US$'000)
Net profit/(loss), as reported	79,237	(8,502)
Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	119	307
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,677)	(1,010)

Pro forma net loss	75,679	(9,205)

Profit/(loss) per share:
As reported (basic)—$	1.20	(0.13)
As reported (diluted)—$	0.99	(0.13)
Pro forma (basic)—$	1.15	(0.14)
Pro forma (diluted)—$	0.95	(0.14)

        The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 4.4% (March 31, 2003: 4.4%), expected lives of 3.5 years, no dividends and expected volatility of 114.9% (March 31, 2003: 58.4%).

13.   SUBSEQUENT EVENTS

        On April 26, 2004 MIC called the entire outstanding amount of 2% PIK Notes Due 2006 in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% PIK Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

14.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        As mentioned in Note 18 of the Consolidated Financial Statements of December 31, 2003, MIC exchanged, on May 8, 2003, $776 million of the Notes for $562 million of 11% Senior Amortizing Notes due 2006 (the "11% Notes") and $64 million of 2% PIK Notes due 2006, together the "New Notes". MIC's indirectly wholly owned subsidiary, Millicom International Operations B.V. or "MIOBV", will irrevocably and unconditionally guarantee certain payments of the New Notes. The 11% Notes were fully redeemed in 2003.

        The following information presents condensed consolidating financial information for MIC, the "Issuer", MIOBV, "the Guarantor", and the other non-guarantor subsidiaries of MIC, the "Non-Guarantor Subsidiaries".

        The Company has not provided reconciliation between IFRS and U.S. GAAP for the columns relating to the Guarantor as such reconciliation would not materially affect an investor's understanding of the nature of the guarantee.

        Consolidated condensed balance sheets as of March 31, 2004 and December 31, 2003 are as follows:

	As of March 31, 2004
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	(US $'000)
ASSETS
Non-current assets
Property, plant and equipment, net	143	—	615,278	(93,379)	522,042
Investment in securities	2,962	—	1,928,235	(1,491,383)	439,814
Pledged deposits	22,296	—	2,343	—	24,639
Deferred taxation	—	—	6,452	(1,306)	5,146
Other non-current assets	80	3	89,677	(8,874)	80,886
Current assets
Inventories	—	—	15,624	(3,150)	12,474
Investment in securities	—	—	15,291	—	15,291
Amounts due from joint ventures	477,391	370	967,578	(1,434,939)	10,400
Time deposits	73,673	—	24,789	—	98,462
Cash and cash equivalents	4,311	26	118,228	(25,676)	96,889
Other current assets	2,203	—	263,196	(39,791)	225,608

Total assets	583,059	399	4,046,691	(3,098,498)	1,531,651

LIABILITIES
Non-current liabilities
Other non-current liabilities	36,869	55,860	(92,729)	—	—
Deferred taxation	—	—	44,666	(8,206)	36,460
Corporate debt	567,245	—	366,638	—	933,883
Other debt and financing	—	—	509,029	(394,183)	114,846
Current liabilities
Other debt and financing	—	—	128,777	(5,034)	123,743
Trade payables	943	—	178,088	(31,902)	147,129
Amounts due to other related parties	—	1,925	1,074,594	(1,074,479)	2,040
Other current liabilities	27,828	84	193,125	(28,117)	192,920

Total liabilities	632,885	57,869	2,402,188	(1,541,921)	1,551,021

EQUITY
Total shareholders' equity	(49,826)	(57,470)	1,637,708	(1,580,238)	(49,826)
Minority interest	—	—	6,794	23,662	30,456

	As of December 31, 2003
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	(US $'000)
ASSETS
Non-current assets
Property, plant and equipment, net	143	—	590,851	(103,248)	487,746
Investment in securities	2,962	—	1,986,775	(1,485,300)	504,437
Pledged deposits	22,296	—	10,233	(999)	31,530
Deferred taxation	—	—	6,656	(1,430)	5,226
Other non-current assets	314	3	97,035	(10,397)	86,955
Current assets
Inventories	—	—	14,271	(3,330)	10,941
Investment in securities	—	—	15,291	—	15,291
Amounts due from joint ventures	533,729	—	905,919	(1,426,511)	13,137
Time deposits	—	—	32,880	—	32,880
Cash and cash equivalents	22,738	57	149,368	(23,334)	148,829
Other current assets	5,535	—	216,306	(35,864)	185,977

Total assets	587,717	60	4,025,585	(3,090,413)	1,522,949

LIABILITIES
Non-current liabilities
Other non-current liabilities	70,751	96,347	103,457	(167,098)	103,457
Deferred taxation	—	—	44,219	(10,275)	33,944
Corporate debt	586,959	—	327,635	—	914,594
Other debt and financing	—	—	354,754	(228,604)	126,150
Current liabilities
Other debt and financing	—	—	141,372	(8,708)	132,664
Trade payables	2,297	—	136,961	(26,494)	112,764
Amounts due to other related parties	125	1,925	1,062,510	(1,063,952)	608
Other current liabilities	12,765	94	162,958	(18,440)	157,377

Total liabilities	672,897	98,366	2,333,866	(1,523,571)	1,581,558

EQUITY
Total shareholders' equity	(85,180)	(98,306)	1,685,205	(1,586,899)	(85,180)
Minority interest	—	—	6,514	20,057	26,571

        Consolidated condensed profit and loss accounts for the quarter ended March 31, 2004 and 2003 are as follows:

	For the quarter ended March 31, 2004
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	(US $'000)
Revenues	2,697	—	260,413	(49,251)	213,859
Cost of sales	—	—	(68,582)	(15,568)	(84,150)
Sales and marketing	—	—	(30,709)	1,919	(28,790)
General and administrative expenses	—	—	(75,967)	46,637	(29,330)
Gain (loss) from sale of subsidiaries and joint ventures, net	(386)	—	(28)	444	30
Other operating expenses	(6,748)	(20)	(1,624)	(1,130)	(9,522)
Loss from investment securities, net	—	—	(14,132)	(51,974)	(66,106)
Net interest	(14,913)	—	(11,384)	522	(25,775)
Exchange gain (loss)	(101)	—	14,641	(116)	14,424
Charge for taxes	—	3	(21,252)	4,547	(16,702)
Other income (charges)	—	—	—	134	134
Fair value result on financial instruments	—	—	51,700	—	51,700
Equity income (loss)	34,181	40,853	(75,034)	—	—
Minority interest	—	—	(280)	(4,762)	(5,042)
Net profit (loss) for the period	14,730	40,836	(23,938)	(16,898)	14,730
	For the quarter ended March 31, 2003
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	(US $'000)
Revenues	2,170	—	185,299	(42,750)	144,719
Cost of sales	—	—	(47,756)	(10,069)	(57,825)
Sales and marketing	—	—	(19,961)	2,005	(17,956)
General and administrative expenses	—	—	(63,936)	37,252	(26,684)
Gain (loss) from sale of subsidiaries and joint ventures, net	—	(7)	(394)	2,219	1,818
Other operating expenses	(6,144)	(49)	(986)	(391)	(7,570)
Loss from investment securities, net	18,813	—	(17,551)	36,338	37,600
Net interest	(28,560)	(177)	(9,979)	943	(37,773)
Exchange gain (loss)	78	(161)	3,773	64	3,754
Charge for taxes	—	(34)	(15,533)	5,369	(10,198)
Other income	—	363	37,874	(38,192)	45
Equity income (loss)	39,869	14,734	(54,603)	—	—
Minority interest	—	—	178	(3,882)	(3,704)
Net profit (loss) for the period	26,226	14,669	(3,575)	(11,094)	26,226

        Consolidated condensed cash flow statements for the quarter ended March 31, 2004 and 2003 are as follows:

	For the quarter ended March 31, 2004
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidated
	(US $'000)
Net cash provided by (used in) operating activities	54,925	(31)	20,511	75,405

Cash flows from investing activities:
Purchase of intangible assets	—	—	(3,453)	(3,453)
Purchase of tangible assets	—	—	(39,003)	(39,003)
(Increase) Decrease in amounts due from joint ventures	—	—	3,040	3,040
(Increase) Decrease in pledged deposits	—	—	7,940	7,940
(Increase) Decrease in time deposits	(73,673)	—	8,106	(65,567)
Cash provided by (used in) other investing activities	(13)	—	13	—

Net cash provided by (used in) investing activities	(73,686)	—	(23,357)	(97,043)

Cash flows from financing activities:
Proceeds from the issuance of debt	—	—	13,226	13,226
Repayment of debt and other financing	—	—	(39,720)	(39,720)
Dividends paid to minorities	—	—	(4,200)	(4,200)
Other financing activities	334	—	—	334

Net cash provided by (used in) financing activities	334	—	(30,694)	(30,360)

Cash effect of exchange changes	—	—	58	58

Net increase in cash and cash equivalents	(18,427)	(31)	(33,482)	(51,940)
Cash and cash equivalents, beginning	22,738	57	126,034	148,829

Cash and cash equivalents, ending	4,311	26	92,552	96,889

	For the quarter ended March 31, 2003
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidated
	(US $'000)
Net cash provided by (used in) operating activities	32,444	5,370	24,170	61,984

Cash flows from investing activities:
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	—	—	7,452	7,452
Proceeds from the disposal of investments in securities	—	—	1,064	1,064
(Increase) Decrease in amounts due from joint ventures	—	—	(1,496)	(1,496)
Purchase of intangible assets	—	—	(1,030)	(1,030)
Purchase of tangible assets	—	—	(22,635)	(22,635)
(Increase) Decrease in pledged deposits	11,711	—	(2,349)	9,362
(Increase) Decrease in time deposits	(30,361)	—	(587)	(30,948)
Cash provided by (used in) other investing activities	(19,070)	39	19,128	97

Net cash provided by (used in) investing activities	(37,720)	39	(453)	(38,134)

Cash flows from financing activities:
Proceeds from the issuance of debt	—	—	69,324	69,324
Repayment of debt and other financing	419	—	(83,654)	(83,235)
Payments to shareholders	—	—	(3,005)	(3,005)
Other financing activities	(62)	(5,408)	5,470	—

Net cash provided by (used in) financing activities	357	(5,408)	(11,865)	(16,916)

Cash effect of exchange changes	—	—	173	173

Net increase in cash and cash equivalents	(4,919)	1	12,025	7,107
Cash and cash equivalents, beginning	6,895	61	63,495	70,451

Cash and cash equivalents, ending	1,976	62	75,520	77,558

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our unaudited consolidated financial statements and the related notes thereto included elsewhere in this report.

        Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 12 of the "Notes to the interim Consolidated Financial Statements" for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

        We are a global telecommunications operator with a portfolio of investments in the world's emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of March 31, 2004, our cellular operations had a combined population under license of approximately 387 million people.

Recent Developments

        On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

        MIC's listing on Stockholmsbörsen (the Swedish Stock Exchange) became effective on March 30, 2004.

Subscriber Base

        We have consistently achieved strong subscriber growth across our operations. As of March 31, 2004, we had total subscribers of 5,897,371 of which 468,591 related to El Salvador. This represented an increase of 39% from 4,248,714 as of March 31, 2003.

        As of March 31, 2004, we had a proportional subscriber base of 4,128,030 of which 468,591 related to El Salvador, an increase of 39% from March 31, 2003.

Revenues

        Our revenues were $213,859,000 for the three months ended March 31, 2004 as compared to $144,719,000 for the three months ended March 31, 2003. Included in total revenues for the three months ended March 31, 2004 are revenues of $33,844,000 from our operation in El Salvador which was reconsolidated since September 15, 2003. Included in total revenues for the three months ended March 31, 2003 are revenues of $5,926,000 from our operation in Colombia which was disposed of in February 2003.

        Revenues from our continuing operations increased during the three months ended March 31, 2004 compared with the three months ended March 31, 2003, reflecting the continued expansion of the subscriber base in continuing operations and the reconsolidation of El Salvador. Increases occurred most significantly in airtime revenue.

Upstreaming of Cash

        The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash from our ventures to MIC. For the three months ended March 31, 2004, we upstreamed $45 million from 13 of the 15 countries in which we operate.

Debt

        Millicom's total consolidated indebtedness as of March 31, 2004 was $1,169,923,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes for an amount of $51,757,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $974,572,000. Of such indebtedness, $314,881,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $51,757,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes. To date, our restructuring plan has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

El Salvador Operations

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title of these shares remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of MIC remains at 70% until the final settlement date. Telemóvil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemóvil under the license conditions.

        The reconsolidation of El Salvador will positively impact revenues, as Telemóvil is a significant contributor to the revenues generated in Latin America. In the fourth quarter of 2003 and first quarter of 2004, the revenues of Telemóvil represented 17% and 16%, respectively, of our total revenues for the respective quarters. We expect that our operations in El Salvador will contribute similar levels of revenues to our consolidated revenues in 2004. Our operating profit is also expected to be positively affected following the reconsolidation of Telemóvil. However, we are currently taking additional steps to further increase the profitability of Telemóvil and to bring Telemóvil's operating margin in line with the operations of the Millicom group.

        Like other MIC operations in Latin America, during the first half of 2004 Telemóvil began changing its network technology to the GSM standard. The aggregate cost of building out this new network, together with capital investments relating to the migration of certain of our existing customers to GSM networks, will be principally financed through supplier financing and operating cash flow. In addition, Telemóvil will continue to use a portion of its operating cash flow to repay the debt related to the acquisition of its own shares.

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. In the three months ended March 31, 2004, we had an exchange gain of $14,424,000, which is mainly due for the quarter ended March 31, 2004 to the exchange gain on the 5% Mandatory Exchangeable Notes. To the extent that our ventures upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure. In the three months ended March 31, 2003, we had an exchange gain of $3,754,000.

Recent IFRS pronouncements

        On February 19, 2004 the International Accounting Standards Board («IASB») issued International Financial Reporting Standard No. 2 («IFRS 2»), Share-based payments. IFRS 2 requires companies to recognize the cost of share-based awards to employees over the period from the grant date to the vesting date. The cost is assessed on a fair value basis, with measurement at the grant date. The fair value of share awards will be assessed using an option-pricing model. IFRS 2 applies to accounting periods beginning on or after January 1, 2005. MIC is currently assessing the impact on its consolidated financial statements of adopting IFRS 2.

        On March 31, 2004 the IASB issued International Financial Reporting Standard No. 3 («IFRS 3»), Business Combinations. IFRS 3 brings some important changes to the accounting for business combinations. Amongst others, IFRS 3 requires reporting enterprise to account for all business combinations as acquisitions, to recognize intangible assets arising from business combinations separately from goodwill, to recognize acquired measurable contingent liabilities, to allocate goodwill to cash-generating units ("CGUs") and to stop amortization of goodwill and to test goodwill for impairment on an annual basis. IFRS 3 is mandatory for business combinations that are agreed on or after March 31, 2004. MIC has elected to apply IFRS 3 prospectively. Therefore the accounting for past acquisitions will not change until January 1, 2005, when amortization of goodwill and any existing negative goodwill will be reversed to equity.

        On March 31, 2004, the IASB issued International Financial Reporting Standard No. 5 («IFRS 5»), Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 precise the measurement and presentation requirements for non-current assets "held for sale" in order to converge them with the requirements of Statement of Financial Accounting Standard No. 144 ("SFAS 144"). Companies affected by IFRS 5 will be required to have new balance sheet line items, both for assets for sale and associated liabilities. IFRS 5 applies to accounting periods beginning on or after January 1, 2005. MIC is currently assessing the impact on its consolidated financial statements of adopting IFRS 5.

        Finally, during 2003 and early 2004 the IASB released 15 revised standards and further amendments, including IAS 32 and IAS 39. MIC is currently assessing the impact on its consolidated financial statements of adopting these revised standards, which will come into force on January 1, 2005.

Results of Operations

  Three Months Ended March 31, 2004 and 2003

        The following table sets forth certain profit and loss statement items for the periods indicated.

	Three Months Ended March 31,		Impact on Comparative Results for Period
	2004 (unaudited)	2003 (unaudited)	Amount of Variation	Percent Change
	(in thousands of U.S. dollars, except percentages)
Revenues	213,859	144,719	69,140	48%
Cost of sales	(84,150)	(57,825)	(26,325)	46%
Sales and marketing	(28,790)	(17,956)	10,834	60%
General and administrative expenses	(29,330)	(26,684)	(2,646)	10%
Other operating expenses	(9,522)	(7,570)	(1,952)	26%
Operating profit	62,097	36,502	25,595	70%
Valuation movement on securities	(66,106)	37,600	(103,706)	—
Fair value result on financial instruments	51,700	—	—	—
Interest expense	(27,349)	(38,902)	11,553	(30%)
Exchange gain, net	14,424	3,754	10,670	284%
Charge for taxes	(16,702)	(10,198)	(6,504)	64%
Net profit for the period	14,730	26,226	(11,496)	(44%)

        Subscribers.    Our worldwide total cellular subscribers increased by 39% to 5,897,371 as of March 31, 2004 from 4,248,714 as of March 31, 2003. Of the total subscribers as of March 31, 2004, 5,135,547, or 87%, were prepaid, an increase of 39% over the 3,707,852 prepaid subscribers as of March 31, 2003. Our proportional subscribers increased by 39% to 4,128,030 as of March 31, 2004 from 2,962,603 as of March 31, 2003. The four largest contributors to subscriber growth in the three months ended March 31, 2004 were the operations in Vietnam, Senegal, Cambodia and Pakistan with a total of 320,357 net new subscribers.

        Revenues.    Total revenues for the three months ended March 31, 2004 were $213,859,000, an increase of 48% over $144,719,000 for the three months ended March 31, 2003. The increase is mainly due to revenue growth throughout the Group's operations, the reconsolidation of El Salvador since September 15, 2003 and is reduced due to the divestment of Colombia in February 2003. Included in total revenues for the three months ended March 31, 2004 are revenues of $33,844,000 from our operation in El Salvador, and included in total revenues for the three months ended March 31, 2003 are revenues of $5,926,000 from our divested operation in Colombia. The four largest contributors to revenues during the three months ended March 31, 2004 were our operations in Vietnam, El Salvador, Guatemala and Pakistan.

        Cost of sales.    Cost of sales increased by 46% for the three months ended March 31, 2004 to $84,150,000 from $57,825,000 for the three months ended March 31, 2003. The increased cost of sales is mainly explained by the growth throughout the operations and the reconsolidation of El Salvador. As a percentage of total revenues, cost of sales for operations decreased to 39% for the three months ended March 31, 2004 from 40% for the three months ended March 31, 2003.

        Sales and marketing.    Sales and marketing expenses increased by 60% for the three months ended March 31, 2004 to $28,790,000 from $17,956,000 for the three months ended March 31, 2003. This increase mainly reflects the reconsolidation of El Salvador since September 15, 2003 and the increase in sales and marketing expenses in MIC's operations. Sales and marketing expenses as a percentage of total revenues were 13% for the three months ended March 31, 2004 compared to 12% for the three months ended March 31, 2003.

        General and administrative expenses.    General and administrative expenses increased by 10% for the three months ended March 31, 2004 to $29,330,000. The increase is largely due to the reconsolidation of El Salvador referred to above, which had general and administrative expenses of $4,996,000 for the three months ended March 31, 2004.

        Other operating expenses.    Other operating expenses increased by 26% for the three months ended March 31, 2004 to $7,570,000 from $9,522,000 for the three months ended March 31, 2003.

        Operating profit.    Total operating profit for the three months ended March 31, 2004 was $62,097,000, compared with $36,502,000 for the three months ended March 31, 2003 for the reasons stated above.

        Valuation movement on securities.    For the three months ended March 31, 2004 valuation movement on securities was $(66,106,000) representing the decrease in share price of the Tele2 AB shares since December 31, 2003. For the three months ended March 31, 2003 valuation movement on securities was $37,600,000.

        Fair value result on financial instruments.    For the three months ended March 31, 2004 fair value result on financial instruments was $51,700,000 representing the decrease in fair value of the embedded derivative on the 5% Mandatory Exchangeable Notes for the period.

        Interest expenses.    Interest expense for the three months ended March 31, 2004 decreased by 30% to $27,349,000 from $38,902,000 for the three months ended March 31, 2003. This decrease arose primarily from the debt reduction plan that was implemented in 2003.

        Exchange gain.    MIC had a net exchange gain for the three months ended March 31, 2004 of $14,424,000 compared to a gain of $3,754,000 for the three months ended March 31, 2003. In 2004, the exchange gain was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes. In 2003, the exchange gain was mainly a result of the weakening of the U.S. dollar against the majority of currencies used by the group.

        Charge for taxes.    The net tax charge for the three months ended March 31, 2004 increased to $16,702,000 from $10,198,000 in the three months ended March 31, 2003. This increase is due to the increased profitability of our operations in 2003.

        Net profit for the period.    The net profit for the three months ended March 31, 2004 was $14,730,000 compared to a profit of $26,226,000 for the three months ended March 31, 2003 for the reasons stated above.

Geographical Segment Information

        The table below sets forth our revenues by geographical segment for the periods indicated.

	Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	55,743	41,165
South Asia	30,608	23,099
MIC Asia	86,351	64,264
Central America	68,784	35,221
Of which divested	—	5,926
South America	25,014	23,977
MIC Latin America	93,798	59,198
MIC Africa	31,672	17,992
Other	2,038	3,265
Of which divested	—	90
Total revenues	213,859	144,719

        The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	26.1%	28.4%
South Asia	14.3%	16.0%
MIC Asia	40.4%	44.4%
Central America	32.1%	24.3%
South America	11.7%	16.6%
MIC Latin America	43.8%	40.9%
Mic Africa	14.8%	12.4%
Other	1%	2.3%
Total	100%	100%

Liquidity and Capital Resources

Cash Flows

        For the three months ended March 31, 2004, cash provided by operating activities was $75,405,000, compared to $61,984,000 for the three months ended March 31, 2003. The increase is mainly due to increased operating profits and lower interest payments.

        Cash used by investing activities was $97,043,000 for the three months ended March 31, 2004, compared to $38,134,000 for the three months ended March 31, 2003. In the three months ended March 31, 2004 MIC used cash to purchase $39,003,000 of property, plant and equipment, and to increase time deposits by $65,567,000.

        Financing activities used total cash of $30,360,000 for the three months ended March 31, 2004, compared with $16,916,000 for the three months ended March 31, 2003. In the three months ended March 31, 2004, as a result of the debt restructuring activities, we repaid debt of $39,720,000 while raising an additional $13,226,000 through financing.

        The net cash outflow in the three months ended March 31, 2004 was $51,940,000 compared to a net cash inflow of $7,107,000 for the three months ended March 31, 2003. MIC had a closing cash and cash equivalents balance of $96,889,000 as of March 31, 2004 compared to $77,558,000 as of March 31, 2003.

Investments, Capital Expenditures and Divestments

Investments

        On February 5, 2004 MIC acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. MIC now controls Millicom Tanzania Ltd.

Capital Expenditure

        Our capital expenditure by geographical region has been as follows during the periods indicated:

	For the Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	11,285	6,160
South Asia	23,577	2,521
MIC Asia	34,862	8,681
Central America	5,861	4,099
South America	11,364	1,910
MIC Latin America	17,225	6,009
MIC Africa	8,530	2,774
Other	680	105
Total	61,297	17,569

        The main expenditures were for the introduction of digitalization in Latin America, Asia and Africa and the expansion of existing networks both in terms of areas covered and capacity.

        We expect to direct our capital expenditures towards the roll out of GSM in Paraguay, Guatemala, Honduras, El Salvador and Pakistan in 2004, and to provide additional capacity to meet expected subscriber demand.

        We expect to fund such expenditures mainly from operating cash flow.

  Corporate and Other Debt and Financing

        As of December 31, 2003, on a consolidated basis, we had total outstanding debt and other financing of $1,276,865,000. Of the total indebtedness of the combined ventures, $644,651,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

        As of March 31, 2004, we had total consolidated outstanding debt and other financing of $1,169,923,000. Of this amount, $569,274,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

        Of the total consolidated outstanding debt and other financing,

  •
  $536,244,000, net of deferred financing fees, was in respect to the 10% Senior Notes;

  •
  $31,001,000 was in respect to the 2% Senior Convertible PIK Notes;

  •
  $314,881,000, net of deferred financing fees, was in respect to the 5% Mandatory Exchangeable Notes—debt component;

  •
  $51,757,000 was in respect to the embedded derivative on the 5% Mandatory Exchangeable Notes;

  •
  $236,040,000 was in respect to the indebtedness of our ventures.

        The 2% Senior Convertible PIK Notes were convertible at any time into MIC common stock at a conversion price of $2.69 per share ($10.75 before the February 2004 stock split). On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

Current Liabilities

        As of March 31, 2004, MIC had a total of $468,381,000 of current liabilities, including $123,743,000 of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

        As of March 31, 2004, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $109,328,000 from a number of suppliers.

        As of March 31, 2004, we had outstanding letters of credit and guarantees of $28,926,000 and $71,564,000, respectively.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: May 28, 2004	By:	/s/ BRUNO NIEUWLAND
	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller
By:	/s/ MARC BEULS
Name:	Marc Beuls
Title:	President and Chief Executive Officer

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Condensed Consolidated Balance Sheets
Condensed Consolidated Income Statements
Condensed Consolidated Statements of Cash Flows
Condensed Consolidated Statements of Changes in Shareholders' Equity
Condensed Consolidated Notes
SIGNATURES